Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Skechers U.S.A., Inc.
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Skechers U.S.A., Inc. (SKX)
Vote Yes: Item #6 – Stockholder Proposal Requesting a Report on Net Zero Emissions Plan

Annual Meeting: June 12, 2023

CONTACT: David Shugar | david@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board issue a report, at reasonable expense and excluding confidential information, disclosing how Skechers intends to reduce its full value chain greenhouse gas emissions in alignment with the Paris Agreement's 1.5°C goal requiring Net Zero emissions by 2050.

Supporting Statement: Proponents recommend, at Board discretion, the report include:

•	Disclosure of all relevant Scope 1 through 3 emissions;
•	A timeline for setting 1.5°C-aligned near-term and net zero by 2050 reduction goals;

•	A climate transition plan to achieve emissions reduction goals across all relevant emissions Scopes;

•	A rationale for any decision not to set 1.5°C-aligned targets;

•	A commitment to report annually on progress in meeting emissions reduction goals.

SUMMARY

Skechers U.S.A., Inc. is the third-largest footwear brand in the world.1 According to the United Nations Environment Program, the fashion industry accounts for roughly ten percent of global carbon dioxide emissions.2 The footwear industry represents 1.4% of global emissions.3 For context, the footwear industry contributes to climate change nearly as much as the aviation industry.4

The window for limiting global warming to 1.5 degrees Celsius (“1.5°C”) is quickly narrowing, requiring immediate, dramatic emissions reduction from all market sectors.5 Failure to reach Net Zero emissions by 2050 is projected to have dramatic economic consequences, impacting companies and investor portfolios.6

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1 https://investors.skechers.com/press-releases/detail/526/skechers-announces-record-first-quarter-2022-financial

2 https://www.bloomberg.com/graphics/2022-fashion-industry-environmental-impact/?sref=TtrRgti9

3 https://quantis.com/wp-content/uploads/2019/11/measuringfashion_globalimpactstudy_quantis_2018.pdf, p. 5

4 Aviation accounts for 1.9% of global emissions. https://ourworldindata.org/emissions-by-sector

5 https://www.ipcc.ch/report/sixth-assessment-report-cycle/

6 https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html

2023 Proxy Memo Skechers U.S.A. Inc | Requesting Report on Net Zero Emissions Plan

In its most recent annual report, Skechers has for the first time acknowledged its exposure to climate-related regulatory and reputational risks, as well as climate-related physical risks to its operations and supply chains.7 In an impact report published alongside this year’s proxy statement, the Company has also disclosed its Scope 1 and 2 greenhouse gas emissions for the first time.8 These disclosures show a dramatic increase in operational emissions. Furthermore, the Company has yet to disclose its Scope 3 emissions, set any greenhouse gas emissions reduction targets, or disclose a 1.5°C-aligned climate transition plan.

Skechers significantly lags nearly all its major competitors, which consistently disclose operational and value-chain emissions and have set GHG reduction targets, exposing the Company to competitive risks. Given growing consumer interest in sustainable and climate-friendly products,9 this is likely to also expose Skechers to reputational risk. A 2021 survey from the Footwear Distributors and Retailers of America found that 64% of U.S. footwear consumers would pay more for sustainable shoes, which demonstrates strong consumer interest in sustainable footwear options, even at a price premium.10

Last year, a large majority of Skechers’ independent shareholders voted for a shareholder proposal calling for Paris-aligned climate targets. Because of the amplified voting rights accorded to shares held primarily by members of Skechers’ Board of Directors, the official vote tally indicated only 25% shareholder support. We emphasize, however, that it appears that upwards of 70% of independent shareholders voted in support of the proposal, and Skechers has not implemented the proposal’s recommendations. We therefore urge a “Yes” vote on this resolution.

RATIONALE FOR A YES VOTE

1.	Skechers is exposed to climate-related regulatory, reputational, and physical risks.
2.	Skechers’ greenhouse gas emissions are increasing, and the Company has not set any Paris-aligned targets to reduce them.
3.	Skechers significantly lags its peers in disclosing emissions and addressing its climate impact.
4.	Skechers has failed to implement a 2022 proposal supported by a majority of independent shareholders seeking Paris-aligned GHG reduction targets.

DISCUSSION

1.	Skechers is exposed to climate-related regulatory, reputational, and physical risks.

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7 https://investors.skechers.com/financial-data/all-sec-filings/content/0001564590-23-002740/0001564590-23-002740.pdf, p.10

8 https://about.skechers.com/wp-content/uploads/2023/04/Skechers-Impact-Report-2022.pdf, p.13

9 https://www.retailtouchpoints.com/topics/sustainability/footwear-brands-can-connect-with-consumers-over-sustainability

10 https://www.firstinsight.com/press-coverage/64-of-us-shoe-consumers-say-ready-to-pay-more-for-sustainable-shoes

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2023 Proxy Memo Skechers U.S.A. Inc | Requesting Report on Net Zero Emissions Plan

In its most recent 10-K, Skechers identifies the effects of climate change as a risk factor that could have a “material adverse effect on our business and the results of operations.”11 The Company notes that it “could incur significant costs to improve the climate-related resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate the effects of climate changes.”12

Skechers also identifies reputational risk and legal liability associated with its ESG performance in general and with its climate-related disclosures in particular. The Company notes that it may face “increased compliance burdens and costs” to meet “legal and regulatory requirements designed to mitigate the effects of climate change on the environmental [sic], as well as legal and regulatory requirements requiring climate-related disclosures.”13

At the time this proposal was filed, Skechers had yet to address climate-related risks in its annual reports.14 While Skechers now recognizes these risks, the Company has still failed to address them by providing shareholders a plan to manage and reduce emissions in line with the Paris Agreement.

2.	Skechers’ greenhouse gas emissions are increasing, and the Company has not set any Paris-aligned targets to reduce them.

In a report published in April of 2023, Skechers disclosed its Scope 1 and 2 greenhouse gas emissions for the first time. The report includes Scope 1 and 2 emissions data for 2020 and 2021. Concerningly, Skechers’ operational emissions increased by 29% between 2020 and 2021.15 While the Company notes that this was “largely driven by an increase in time-weighted square footage from 2020 to 2021 of about 25.1%,” the fact remains that Skechers’ emissions trajectory is headed firmly in the wrong direction.16

Skechers has not yet disclosed its Scope 3 emissions or set a clear timeline for doing so. Skechers’ Scope 3 emissions are likely to be significant. For context, Scope 3 emissions make up 99% of Nike’s total emissions footprint,17 and 99.9% of Deckers Brands’ emissions footprint.18 Further, Skechers has not set any emissions reduction targets, let alone net zero by 2050 targets or near-term 1.5°C-aligned targets, nor announced clear plans or a timeline for doing so.

The process of measuring the Company’s full value chain emissions – and thereby gaining information on which suppliers are and are not acting to address the growing impacts of climate change -- is critical to success in a competitive and increasingly climate-impacted economy. Having measured and assessed its emissions, Skechers can then reduce risk and increase its competitive advantage by setting 1.5°C-aligned targets.

3.	Skechers significantly lags its peers in disclosing emissions and addressing its climate impact.

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11 https://investors.skechers.com/financial-data/all-sec-filings/content/0001564590-23-002740/0001564590-23-002740.pdf, p. 10

12 https://investors.skechers.com/financial-data/all-sec-filings/content/0001564590-23-002740/0001564590-23-002740.pdf, p. 10

13 https://investors.skechers.com/financial-data/all-sec-filings/content/0001564590-23-002740/0001564590-23-002740.pdf, p. 11

14 https://investors.skechers.com/financial-data/all-sec-filings/content/0001564590-22-007170/0001564590-22-007170.pdf

15 https://about.skechers.com/wp-content/uploads/2023/04/Skechers-Impact-Report-2022.pdf, p. 14

16 https://about.skechers.com/wp-content/uploads/2023/04/Skechers-Impact-Report-2022.pdf, p. 14

17 https://about.nike.com/en/newsroom/reports/fy21-nike-inc-impact-report-2, p. 151

18 https://deckers.com/sites/default/files/images/responsibility/FY22_Creating_Change_Report.pdf, p. 197

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2023 Proxy Memo Skechers U.S.A. Inc | Requesting Report on Net Zero Emissions Plan

Of the ten largest footwear companies in the world by market capitalization,19 Skechers is the only company that has not disclosed its full value chain emissions and set targets to reduce them. Nike, Adidas, Deckers Brands, On Running, Puma, VF Corporation, and Under Armour have all set reduction targets for their Scope 1, 2, and 3 emissions and validated these targets through the Science Based Targets initiative (“SBTi”). Foot Locker has committed to doing the same,20 while Crocs has set a net zero by 2030 target.21 In failing to disclose its full value chain emissions and set reduction targets, Skechers is significantly out of step with essentially all of its major competitors.

Top 10 Global Footwear Companies Ranked by Market Cap	Discloses Scope 1 & 2 Emissions	Discloses Scope 3 Emissions	Any Emissions Reduction Target	Targets Validated by SBTi	Committed to SBTi but targets not yet validated
Nike	Yes	Yes	Yes	Yes (2019)	N/A
Adidas	Yes	Yes	Yes	Yes (2021)	N/A
Deckers Brands	Yes	Yes	Yes	Yes (2021)	N/A
On Running	Yes	Yes	Yes	Yes (2021)	N/A
Puma	Yes	Yes	Yes	Yes (2019)	N/A
VF Corporation	Yes	Yes	Yes	Yes (2019)	N/A
Crocs	Yes	Yes	Yes	No	No
Skechers	Yes	No	No	No	No
Under Armour	Yes	Yes	Yes	Yes (2021)	N/A
Foot Locker	Yes	Yes	Yes	Currently N/A	Yes (2022)

When comparing Skechers to the companies it identifies as its compensation peer group in its 2023 preliminary proxy statement,22 Skechers is again a standout laggard. The only peers with comparably lagging action on climate are far smaller than Skechers. As of April 17, 2023, Skechers has a market capitalization of roughly $7.6 billion, approximately ten times that of G-III Apparel Group and six times that of Wolverine Worldwide--the only other companies in the group that lack full emissions disclosures and targets.

Skechers Compensation Peer Group	Discloses Scope 1 & 2 Emissions	Discloses Scope 3 Emissions	Any Emissions Reduction Target	Targets Validated by SBTi	Committed to SBTi but targets not yet validated
Capri Holdings	Yes	Yes	Yes	Yes (2022)	N/A
Carter’s	Yes	Yes	Yes	Yes (2022)	N/A
Columbia Sportswear	Yes	Yes	Yes	No	No
Deckers Brands	Yes	Yes	Yes	Yes (2021)	N/A
G-III Apparel Group	No	No	No	No	No
Hanesbrands	Yes	Yes	Yes	Currently N/A	Yes (2020)

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19 Market capitalization data as of April 17, 2023. https://companiesmarketcap.com/footwear/largest-companies-by-market-cap/

20 https://sciencebasedtargets.org/companies-taking-action

21 https://investors.crocs.com/news-and-events/press-releases/press-release-details/2021/Crocs-Announces-Commitment-to-Become-a-Net-Zero-Company-by-2030/default.aspx

22 https://investors.skechers.com/financial-data/all-sec-filings/content/0001193125-23-110717/0001193125-23-110717.pdf, p. 35

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2023 Proxy Memo Skechers U.S.A. Inc | Requesting Report on Net Zero Emissions Plan

Hasbro	Yes	Yes	Yes	Currently N/A	Yes (2022)
Levi Strauss	Yes	Yes	Yes	Yes (2018)	N/A
Lululemon Athletica	Yes	Yes	Yes	Yes (2020)	N/A
Mattel	Yes	No	Yes	No	No
PVH Corp.	Yes	Yes	Yes	Yes (2020)	N/A
Ralph Lauren	Yes	Yes	Yes	Yes (2020)	N/A
Tapestry	Yes	Yes	Yes	Currently N/A	Yes (2021)
Skechers	Yes	No	No	No	No
Under Armour	Yes	Yes	Yes	Yes (2021)	N/A
Wolverine Worldwide	No	No	No	No	No

Skechers identifies “intense competition” as a risk factor in its 10-K.23 Because concern about climate change now plays a role in consumer spending decisions,24 Skechers’ lagging climate performance with respect to its competitors and its peer group may harm the Company’s financial performance.

4.	Skechers has failed to implement a 2022 proposal supported by a majority of independent shareholders seeking Paris-aligned GHG reduction targets.

At last year’s annual meeting, As You Sow presented a proposal calling on the Company to disclose “interim and long term greenhouse gas targets aligned with the Paris Agreement's goal of maintaining global temperature rise at 1.5 degrees Celsius.”25 Skechers’ Board of Directors opposed the proposal and announced that 74.5% of total votes were cast against the proposal.26 This fails to tell the whole story.

This vote tally is almost entirely a feature of the outsize voting rights held by company executives and directors. Approximately 70.7% of voting independent shareholders, a large majority, supported last year's proposal.27 The Company has failed to implement a proposal supported by over 70% of its non-insider ownership.

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23 https://investors.skechers.com/financial-data/all-sec-filings/content/0001564590-23-002740/0001564590-23-002740.pdf, p. 7

24 https://www.jpmorgan.com/insights/research/climate-change-consumer-spending

25 https://www.asyousow.org/resolutions/2021/12/9-skechers-net-zero-climate-transition-plan-reporting-tycey

26 https://investors.skechers.com/financial-data/all-sec-filings/content/0001564590-22-021648/0001564590-22-021648.pdf, p. 2

27 At least 208,292,669 of the 241,779,232 votes cast against last year's proposal were cast by members of the Board and executive officers, assuming Board members voted against the proposal in alignment with their public opposition. Robert Greenberg and Michael Greenberg both serve on the Skechers Board of Directors. Given the Board's opposition to the resolution, it is reasonable to assume that they also voted their individual shares against it. At the publication of last year’s proxy statement, Robert and Michael Greenberg together controlled 89.8% of all Skechers Class B Shares, or 18,805,211 Class B Shares. Because "each share of Class B Common Stock is entitled to ten votes" at Skechers, Robert Greenberg and Michael Greenberg's Class B shares represented 188,052,110 votes. The named executive officers and directors of Skechers also owned 20,240,559 Class A shares (12.7% of all Class A shares), of which 19,459,846 were owed by Robert and Michael Greenberg. Adding the Class B and Class A shares of Board members and executive officers together and accounting for the ten votes accorded to each Class B share it appears that at least 208,292,669 of the 241,779,232 votes cast against last year's proposal were cast by members of the Board and executive officers. Removing these insider votes, the results look quite different. Of independent shareholders, there were approximately 80,806,777 votes in favor and only 33,486,563 votes against (subtracting the 208,292,669 “no” votes cast by insiders), yielding the 70.7% support figure. https://investors.skechers.com/financial-data/all-sec-filings/content/0001564590-22-021648/0001564590-22-021648.pdf, p. 2 and p.40

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2023 Proxy Memo Skechers U.S.A. Inc | Requesting Report on Net Zero Emissions Plan

Furthermore, even if one were to count the votes of insiders but accord equal voting rights to the Company’s Class A and B shares, the proposal likely would have passed.28 It is only by virtue of substantial insider control and the unequal voting rights accorded to a share class controlled mostly by insiders that this proposal failed to achieve a majority vote. The 80,806,777 votes in favor of the proposal may well have represented more than 50% of Skechers shares, as there were 159,760,140 outstanding shares on the 2022 record date.29 Skechers’ independent owners, apparently representing the majority of the Company’s outstanding shares, have called on it to take action.

RESPONSE TO SKECHERS BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Skechers’ Board of Directors opposes this proposal primarily by characterizing it as overly prescriptive. However, this proposal does not micromanage or prescribe a specific decarbonization approach. It simply calls on Skechers to undertake the basic steps to mitigate climate risk that most companies of its size and reputation have already taken: disclosing its value chain emissions and setting interim and long-term, science-based emissions reduction targets as part of a climate transition plan.

The steps called for in the proposal have been adopted by nearly every one of Skechers’ footwear and apparel competitors. Reporting a Paris-aligned climate transition plan is becoming a norm across market sectors. Globally, more than 4,800 companies have joined the SBTi, and many more companies have set their own Paris-aligned emissions targets.30 Each company approaches the achievement of its targets using strategies that are tailored to its businesses, as Skechers is free to do.

The Board notes that it is focused on its current ESG initiatives, but these initiatives fail to provide a plan to manage and reduce emissions in line with the Paris Agreement. As such, this proposal offers an important opportunity for shareholders to encourage the Company to join its peers in taking action to mitigate climate risk.

CONCLUSION

Skechers is failing to address its climate risk exposure and meet investor expectations on climate. The Company’s Scope 1 and 2 emissions are increasing dramatically, it has not disclosed its Scope 3 emissions, and it has not set any emissions reduction targets nor substantively responded to the majority of its independent shareholders who supported a proposal seeking Paris-aligned targets last year. We urge a “Yes” vote on this resolution requesting a report on Skechers’ net zero transition plan.

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For questions, please contact David Shugar, As You Sow, david@asyousow.org

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28 Counting Robert and Michael Greenberg's Class B shares as one vote per share rather than ten, but including them in the tally, the proposal would have passed, with only 72,532,333 votes against compared to 80,806,777 votes in favor.

29 There were 138,821,569 shares of Class A Common Stock and 20,938,571 shares of Class B Common Stock outstanding on the 2022 record date, for a total of 159,760,140 shares. https://investors.skechers.com/financial-data/all-sec-filings/content/0001564590-22-014475/0001564590-22-014475.pdf, p. 1

30 https://sciencebasedtargets.org/companies-taking-action

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2023 Proxy Memo Skechers U.S.A. Inc | Requesting Report on Net Zero Emissions Plan

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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